Aurora Cannabis Announces Mailing of Management Information Circular with Respect to Acquisition of MedReleaf Corp.

Board Unanimously Recommends Shareholders Vote in Favour of Resolution – Combination Creating Pre-eminent Global Cannabis Company

TSX: ACB

EDMONTON, June 20, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has filed its management information circular and related voting materials (collectively, the "Meeting Materials") under its profile on SEDAR at www.sedar.com. The Meeting Materials will be mailed to Aurora shareholders (the "Shareholders") in connection with the special meeting to be held on July 18, 2018 (the "Meeting"). The Company recommends shareholders vote in favour of the resolution to approve the issuance of Aurora common shares forming the consideration to be issued to MedReleaf Corp. ("MedReleaf") securityholders pursuant to the Transaction (defined below). Management believes this combination will establish the world's pre-eminent cannabis company positioned for accelerated growth.

Note to shareholders: to ensure that your Aurora shares will be represented at the meeting, please return the proxy form you will receive, properly completed and signed, prior to 9:00 a.m. (Vancouver time) on July 16, 2018.

As announced previously, Aurora entered into an arrangement agreement with MedReleaf dated May 14, 2018, as amended by the amending agreement dated May 24, 2018 (the "Arrangement Agreement") whereby Aurora intends to acquire all of the issued and outstanding common shares of MedReleaf in an all-share transaction (the "Transaction"). Under the terms of the Arrangement Agreement, holders of MedReleaf common shares will receive 3.575 Aurora common shares and, in general, $0.000001 in cash for each MedReleaf common share held.

A copy of the Meeting Materials are also available for download at https://investor.auroramj.com

Key Benefits of the Transaction

•	Industry leading scale: Unifying two leading operators with a total funded capacity of over 570,000 kg per year of high-quality cannabis, through nine facilities in Canada and two in Europe.
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Low production costs and industry leading yields: Aurora's automated 'Sky Class' greenhouses are expected to provide industry-leading efficiencies and ultra-low production costs, delivering sustainably robust margins. MedReleaf's high-yield cultivation techniques are expected to further enhance productivity and reduce costs across the combined entity's facilities.

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International distribution: Aurora has established a strong and rapidly growing footprint in the international medical market. The combined entity can rapidly gain market share and establish an unmatched position in very substantial markets (the EU, after Brexit, will have well over 400 million people), while being subject to very limited competition.

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Brand leadership: Aurora, CanniMed and MedReleaf, three established cannabis brands, coupled with a portfolio of consumer and wellness brands, San Rafael '71, Woodstock, and AltaVie, backed by detailed consumer and marketplace insights and advanced analytical frameworks.

•	Scientific leadership: Each company is actively engaged in clinical trials and medical studies, which has resonated exceptionally well with the international medical community, driving above average prescription rates and referrals. Furthermore, both companies have developed considerable expertise at the genetics end of the cannabis science value chain, enabling the development of new cultivars with specific traits for a variety of domestic and international markets.

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R&D: The combined company will have an industry leading science and R&D team, approaching 40 PhDs and MScs. Both companies have a proven track record in developing new products, adopting innovations throughout the value chain, and integrating exciting innovations from third parties. Combining these capabilities will accelerate product development and technology adoption, creating strong, defensible competitive advantages, including, management believes, higher-margin offerings to drive above average profitability.

Management Commentary

"Simply put, our joint management teams believe that the combination establishes a pre-eminent global cannabis company, positioned exceptionally well to rapidly accelerate growth in multiple large domestic and international markets, while achieving an unmatched margin profile," said Terry Booth, CEO of Aurora. "Aurora and MedReleaf are complementary in many ways; sharing philosophies and strategies with respect to corporate values, cultivation and production, international expansion, focus on aggressive development of global medical cannabis markets, as well as the establishment of leading consumer brands in Canada and additional international markets as laws and regulations permit. This strategic and cultural alignment creates the foundation to further strengthen our vertical integration – capturing more margin, and developing strong, defensible competitive advantages, while servicing a rapidly growing customer base through well-developed distribution channels."

Recommendation of the Board of Directors

After consulting with its financial and legal advisors and careful consideration of the transaction, the Board of Directors has unanimously recommended that Aurora Shareholders vote FOR the Share Issuance Resolution.

If you have any questions or require assistance voting your shares, please contact Aurora's strategic advisor and proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or 416-304-0211 (collect) or by email at assistance@laurelhill.com.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators,including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

About MedReleaf

Voted Top Licensed Producer at the 2017 Lift Canadian Cannabis Awards, MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state of the art ICH-GMP and ISO 9001 certified facilities in Ontario, the Company delivers a variety of premium products for the global medical market and is committed to serving the therapeutic needs of its medical patients and providing a compelling product assortment for the adult-use recreational consumer. For more information on MedReleaf, its products, research and how the company is helping patients #livefree, please visit MedReleaf.com or follow @medreleaf.

Forward looking statements

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated benefits associated with the acquisition of MedReleaf, statements with respect to the effect of the Transaction on the combined company and its strategy going forward, the completion of any capital project or expansions, the timing for the completion of the Transaction; the consideration to be received by shareholders of MedReleaf, which may fluctuate in value due to Aurora common shares forming the consideration; the satisfaction of closing conditions including, without limitation (i) required Aurora and MedReleaf shareholder approvals; (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act; (iv) certain termination rights available to the parties under the Arrangement Agreement; (v) Aurora obtaining the necessary approvals from the TSX for the listing of its common shares in connection with the Transaction; and (vi) other closing conditions, including, without limitation, compliance by Aurora and MedReleaf with various covenants contained in the Arrangement Agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities. While Aurora and MedReleaf consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora and MedReleaf disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's MedReleaf's public filings and the material change reports that will be filed in respect of this Transaction, which are, or will be, available on SEDAR.

Notice to U.S. Holders. Both Aurora and MedReleaf have been formed outside of the United States. Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: For Aurora, Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; Laurel Hill Advisory Group, North America Toll Free: 1-877-452-7184, Collect Calls Outside North America: 1-416-304-0211, Email: assistance@laurelhill.com; U.S. investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 17:00e 20-JUN-18